HAWKEYE
GOLD & DIAMOND INC.

(Unaudited – Prepared by Management)
Consolidated Financial Statements and Notes
For the First Quarter Ended August 31, 2003 and
Schedule B (Supplementary Information) and
Schedule C (Management Discussion and Analysis)

HAWKEYE
GOLD & DIAMOND INC.

October 29, 2003

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

Attention: **British Columbia Securities Commission**

To whom it may concern:

RE: **HAWKEYE GOLD & DIAMOND INC. (the "Company")**
- August 31, 2003 Quarterly Report -

Please accept this letter as confirmation that the Company's August 31, 2003 Quarterly Report has been mailed to the Issuer's shareholders of record on its supplemental mailing list and that the following documents were included in the mailing:

A] BC FORM 51-901F;

B] The Company's August 31, 2003 (Unaudited – Prepared by Management) Consolidated Financial Statements including the Notes to the Consolidated Financial Statements;

C] Schedule B (Supplementary Information); and

D] Schedule C (Management Discussion and Analysis).

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

HAWKEYE GOLD & DIAMOND INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

TSX VENTURE EXCHANGE – HKO

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
HAWKEYE GOLD & DIAMOND INC.			2003 / 08 / 31	2003 10 29
ISSUER ADDRESS				
SUITE 2701 – 1188 QUEBEC STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER BRITISH COLUMBIA	CANADA	V6A 4B3	(604) 688-3402	(604) 878-1339
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
GREG NEELD		PRESIDENT		(604) 878-1339
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
greg@hawkeyegold.com	www.hawkeyegold.com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	GREG NEELD	2003 10 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	ANDREA PLOURDE	2003 10 29

HAWKEYE
GOLD & DIAMOND INC.

BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the First Quarter Ended:	August 31, 2003
Date of the Report:	October 29, 2003
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: *"Greg Neeld"* Greg Neeld — **Date Signed:** October 29, 2003

Directors Name: *"Andrea Plourde"* Andrea Plourde — **Date Signed:** October 29, 2003

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Financial Statements

August 31, 2003

Index

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

	August 31, 2003	May 31, 2003
ASSETS		
Current		
Accounts receivable	$ 6,420	$ 8,563
Prepaid expenses and deposits	4,559	4,559
	10,979	13,122
Property and equipment (note 5)	7,021	7,021
Mineral property interests (note 6)	883,292	883,292
	$ 901,292	$ 903,435
LIABILITIES		
Current		
Bank indebtedness	$ 14,180	$ 14,779
Accounts payable and accrued liabilities	219,117	201,846
Loan payable (note 7)	10,000	-
	243,297	216,625
SHAREHOLDERS' EQUITY		
Share capital (note 8)	5,982,176	5,907,176
Share subscriptions received (note 8)	-	49,500
Contributed surplus (note 9)	53,500	53,500
Deficit	(5,377,681)	(5,323,366)
	657,995	686,810
	$ 901,292	$ 903,435

Future operations (note 2)
Subsequent events (note 12)

Approved by the Directors: Greg Neeld Andrea Plourde

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Statement of Loss and Deficit
(Unaudited - Prepared by Management)

	Three Months Ended August 31, 2003	Three Months Ended August 31, 2002
Expenses		
Advertising, entertainment and promotion	$ 373	$ 6,475
Automobile	306	3,290
Bank charges and interest	11,818	1,250
Consulting fees	500	9,050
Equipment rental	225	682
Filing and regulatory fees	1,475	1,000
Office and miscellaneous	1,826	7,760
Professional fees	1,003	13,643
Public relations	100	2,993
Rent	5,566	4,561
Stock-based compensation	-	53,500
Telecommunications	4,180	4,294
Transfer agent	3,723	3,086
Wages and benefits	23,220	27,720
	54,315	139,304
Loss for the period	(54,315)	(139,304)
Deficit, beginning of period	(5,323,366)	(4,962,259)
Deficit, end of period	$ (5,377,681)	$ (5,101,563)
Loss per share - basic and diluted	$ (0.01)	$ (0.04)
Weighted average number of common shares outstanding - basic and diluted	4,088,911	3,462,552

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three Months Ended August 31, 2003	Three Months Ended August 31, 2002
Cash flows from (used in) operating activities		
Loss for the period	$ (54,315)	$ (139,304)
Adjustment for:		
Stock-based compensation	-	53,500
	(54,315)	(85,804)
Changes in non-cash working capital:		
Decrease (increase) in accounts receivable	2,143	(2,552)
Increase in prepaid expenses and deposits	-	(1,375)
Increase in accounts payable and accrued liabilities	17,271	9,153
	(34,901)	(80,578)
Cash flows used in investing activities		
Purchase of property and equipment	-	(2,000)
Exploration advances	-	(50,000)
	-	(52,000)
Cash flows from financing activities		
Increase in loan payable	10,000	-
Proceeds from share issuances	25,500	-
	35,500	-
Increase (decrease) in cash	599	(132,578)
Cash position (deficiency), beginning of period	(14,779)	204,128
Cash position (deficiency), end of period	$ (14,180)	$ 71,550
Cash position (deficiency) is comprised of:		
Bank indebtedness	$ (14,180)	$ (4,089)
Flow-through funds	-	75,639
	$ (14,180)	$ 71,550

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures
Three Months Ended August 31, 2003
(Unaudited - Prepared by Management)

	CEO	DEDEE RHODE	DIXIE BELL	YANKEE	TOTALS
Balances, beginning of period: *					
Acquisition costs	$ 62,500	$ 2,000	$ 2,000	$ 47,000	$ 113,500
Exploration expenditures	199,053	2,678	2,678	565,383	769,792
	261,553	4,678	4,678	612,383	883,292
Incurred during the period:					
Acquisition costs	-	-	-	-	-
Exploration expenditures	-	-	-	-	-
Current expenditures	-	-	-	-	-
Balances, end of period:					
Acquisition costs	62,500	2,000	2,000	47,000	113,500
Exploration expenditures	199,053	2,678	2,678	565,383	769,792
	$ 261,553	$ 4,678	$ 4,678	$ 612,383	$ 883,292

* *See Schedule 2*

HAWKEYE GOLD & DIAMOND INC.
(formerly Hawkeye Gold International Inc.)

Schedule 2

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2003
(Unaudited - Prepared by Management)

	CEO	DEDEE RHODE	DIXIE BELL	YANKEE	TOTALS
Acquisition costs	$ 62,500	$ 2,000	$ 2,000	$ 47,000	$ 113,500
Accommodation	-	-	-	1,180	1,180
Airborne, geophysical survey	69,506	-	-	34,859	104,365
Air transport	-	-	-	236,724	236,724
Assay and lab work	525	-	-	32,292	32,817
Book and subscriptions	-	-	-	10	10
Camp costs	-	-	-	81,055	81,055
Claim fees	-	-	-	156	156
Communications	-	-	-	1,724	1,724
Consulting	5,831	-	-	41,608	47,439
Contractors	-	-	-	144,598	144,598
Courier	-	-	-	6,711	6,711
Data acquisition	-	-	-	122	122
Data and reports	-	-	-	527	527
Drafting	-	-	-	10,895	10,895
Drilling	-	-	-	607	607
Equipment	-	-	-	7,450	7,450
Equipment rental	-	-	-	1,038	1,038
Expediting	-	-	-	236	236
Exploration licences	-	-	-	22	22
Filing	-	-	-	1,958	1,958
Food	-	-	-	9,528	9,528
Freight and courier	-	-	-	12,174	12,174
Fuel costs	-	-	-	3,900	3,900
Geological mapping, prospecting	118,014	-	-	48,732	166,746
Land use fees	253	-	-	-	253
Licences	-	-	-	911	911
Management fees	-	-	-	60,804	60,804
Map and report costs	3,485	-	-	6,297	9,782
Mobilization / demobilization	-	-	-	1,666	1,666
Office and rent	233	-	-	-	233
Other expenses	-	-	-	1,003	1,003
Printing maps	-	-	-	30	30
Salaries and benefits	-	-	-	18,676	18,676
Staking	-	2,678	2,678	-	5,356
Supplies	-	-	-	6,021	6,021
Travel	1,206	-	-	14,397	15,603
Vehicles	-	-	-	280	280
Exploration expenditures	199,053	2,678	2,678	788,191	992,600
Less: Consideration realized on reduction of property interest (note 6b))	-	-	-	(222,808)	(222,808)
	199,053	2,678	2,678	565,383	769,792
Totals	$ 261,553	$ 4,678	$ 4,678	$ 612,383	$ 883,292

1. Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared using the same accounting policies as the most recent consolidated annual financial statements of the Company. These consolidated interim financial statements do not include all disclosures normally provided in the consolidated annual financial statements and should be read in conjunction with the Company's consolidated audited financial statements for the year ended May 31, 2003.

2. Future Operations

The Company has experienced a loss of $54,315 for the three-month period ended August 31, 2003 (2002 - $139,304), and, as at August 31, 2003 has a deficit of $5,377,681 (May 31, 2003 - $5,323,366) and a working capital deficiency of $232,318 (May 31, 2003 - $203,503). The future operations of the Company are dependant upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued operations.

3. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Property and Equipment

Property and equipment are recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

3. Significant Accounting Policies (cont'd)

c) Mineral Property Interests (cont'd)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

d) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants*. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

3. Significant Accounting Policies (cont'd)

f) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Section 3870, "Stock-Based Compensation and Other Stock-Based Payments, of *The Handbook of the Canadian Institute of Chartered Accountants.*

The Company applies the fair value method to account for stock-based compensation granted to non-employees. The fair value of stock options is determined according to the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yield, volatility factor of expected market price of the Company's common shares, and the expected life of options.

The Company does not recognize any compensation expense when stock options are granted to employees and directors. As required, the Company will disclose pro-forma information regarding net income, as if it had accounted for its employee and director stock options granted under the fair value method.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

4. Financial Instruments

The Company's financial instruments consist of accounts receivable, bank indebtedness, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

5. Property and Equipment

	Cost	Accumulated Amortization	Net Book Value August 31, 2003	Net Book Value May 31, 2003
Computer equipment	$ 21,027	$ 16,692	$ 4,335	$ 4,335
Office equipment	4,989	2,303	2,686	2,686
	$ 26,016	$ 18,995	$ 7,021	$ 7,021

6. Mineral Property Interests (see Schedules 1 and 2)

a) CEO Claims

The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 Claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty.

The Company did not incur any resource property expenditures on the CEO Claims during the three-month period ended August 31, 2003 (2002 - $nil).

b) YANKEE Claims

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block"). As part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

During the year ended May 31, 2002, the Company and Major General amended the YANKEE Option Agreement to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 63,824 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company owned a 33 $^{1}/_{3}$ interest in the YANKEE Claims and had an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs.

6. **Mineral Property Interests** (cont'd)

b) YANKEE Claims (cont'd)

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North, a company owned by Major General. Accordingly, at May 31, 2002, the YANKEE Claims were owned as to 33 $^1/_3$% by the Company and as to 66 $^2/_3$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

During the year ended May 31, 2003, the Company incurred gross exploration expenditures of $471,444 on the YANKEE Claims. The Company did not incur any resource expenditures on the YANKEE Claims during the three-month period ended August 31, 2003.

Upon the anniversary date of the Claims, December 1, 2002, the bottom 2/3 of the YANKEE Property became unprotected due to insufficient work expenditures being incurred. A total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the year ended May 31, 2003, as discussed above, the remaining 13 claims' anniversary dates have been extended to varying dates ranging from December 1, 2003 to December 1, 2009.

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt, and all other outstanding issues relating to the YANKEE Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving at that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, Diamonds North agreed to release the Company of and from all indebtedness it may have had to Diamonds North relating to the YANKEE Property and both companies agreed to release each other from all obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

6. Mineral Property Interests (cont'd)

c) BAIRD-MADSEN and SWAIN LAKE Claims

Pursuant to an option agreement dated April 9, 2003 between the Company and CanAlaska Ventures Ltd. ("CanAlaska"), the Company was granted an option to acquire a 50% interest in two properties known as the BAIRD-MADSEN Claims and the SWAIN LAKE Claims located in the Red Lake and Birch Uchi greenstone belts of Ontario. During the year ended May 31, 2003, the Company issued 12,500 common shares toward the exercise of its option on each of the properties, for a total of 25,000 common shares (note 8b)). All such shares are subject to resale restrictions until April 24, 2004.

Under the terms of this option agreement, the Company was required to advance $37,500 to CanAlaska for each of the BAIRD-MADSEN Claims and SWAIN LAKE Claims, in respect of Year 1 expenditures, by July 15, 2003. The Company did not fulfill this requirement and, as a result, the option agreement was terminated. Accordingly, all costs incurred by the Company with respect to the BAIRD-MADSEN Claims and SWAIN LAKE Claims have been written-off.

The Company was also required to advance $5,000 and issue 12,500 common shares of the Company to CanAlaska for each of the BAIRD-MADSEN Claims and SWAIN LAKE Claims by July 15, 2003 in connection with earning its 50% interest in these properties. Subsequent to period-end, the Company issued the required number of shares to CanAlaska, and intends to enter into negotiations in order to settle the outstanding $10,000.

d) DEDEE RHODE and DIXIE BELL Claims

During the year ended May 31, 2003, the Company announced that it had acquired an option to purchase a 100% interest in two new mineral claim blocks, both located in the Red Lake greenstone belt of Ontario.

The Company's right to earn its 100% interest in the DEDEE RHODE and DIXIE BELL Claim blocks is subject to payment of staking costs totaling $5,355 (paid during the year ended May 31, 2003), making cash payments totaling $75,500 over four years ($7,500 to be paid during the first year), issuing a total of 25,000 common shares over three years (12,500 common shares to be issued during the first year), and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the Date of Commencement of Commercial Production.

6. Mineral Property Interests (cont'd)

d) DEDEE RHODE and DIXIE BELL Claims (cont'd)

During the year ended May 31, 2003, the Company issued 3,125 common shares towards the exercise of its option on each of the properties, for a total of 6,250 common shares (note 8b)), and made aggregate cash payments of $2,500. The Company did not incur any resource property expenditures on either of the DEDEE RHODE Claims or DIXIE BELL Claims during the three-month period ended August 31, 2003.

7. Loan Payable

The loan payable bears interest at 25% per annum and is due on demand.

8. Share Capital

a) Authorized:

100,000,000 common shares without par value.

Pursuant to a special resolution passed on November 15, 2002, the Company's shareholders approved the consolidation of the Company's share capital on a one-new-for-four-old basis, an increase in its post-consolidated authorized share capital from 25,000,000 common shares without par value to 100,000,000 common shares without par value, and a change of its name from Hawkeye Gold International Inc. to Hawkeye Gold & Diamond Inc. The provisions of this special resolution took effect on May 29, 2003.

Accordingly, all share capital, stock option, share purchase warrant, and per share amounts for all years presented have been retroactively restated to give effect to the share consolidation.

8. **Share Capital** (cont'd)

b) Issued:

	Shares	Amount
Balance, May 31, 2002	3,462,552	$ 5,914,702
Issued during the year		
Pursuant to property acquisition agreements:		
- BAIRD-MADSEN and SWAIN LAKE Claims (note 6c))	25,000	6,000
- DEDEE RHODE and DIXIE BELL Claims (note 6d))	6,250	1,500
Less: share issue costs	-	(15,026)
Balance, May 31, 2003	3,493,802	5,907,176
Issued during the period		
Private placement	750,000	75,000
Balance, August 31, 2003	4,243,802	$ 5,982,176

On June 20, 2003, the Company closed a non-brokered private placement consisting of 750,000 units at a price of $0.10 per share, for gross proceeds of $75,000.

Each unit consists of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.12 per share until December 20, 2003, and $0.20 per share until June 20, 2005.

Unless permitted under securities legislation, the hold period for this private placement will expire on June 20, 2004.

c) Share purchase warrants outstanding as at August 31, 2003 are as follows:

Number of Shares	Price per Share	Expiry Date
750,000	$0.12/ $0.20	December 20, 2003/ June 20, 2005
284,091	$0.60	February 4, 2004

During the three-month period ended August 31, 2003, 319,231 share purchase warrants of the Company, with exercise prices ranging from $0.68 per share to $0.84 per share, expired unexercised.

8. Share Capital (cont'd)

d) As at August 31, 2003, there are 23,438 shares held in escrow. The release of these shares is subject to regulatory approval.

e) As at August 31, 2003, there is a balance of $nil (May 31, 2003 - $49,500) in share subscriptions advanced to the Company by a shareholder, director, and president of the Company.

9. Stock Options

Effective October 2, 2002, the Company adopted a rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from the TSX Venture Exchange and from its shareholders.

Stock options issued and outstanding are as follows:

	August 31, 2003		May 31, 2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	283,521	$ 0.60	186,771	$ 0.60
Options cancelled during the period	-	$ 0.60	62,500	$ 0.60
Options granted during the period	-	$ 0.60	159,250	$ 0.60
Options outstanding, end of period	283,521	$ 0.60	283,521	$ 0.60
Options exercisable at period-end (fully vested)	283,521		283,521	

The 283,521 stock options outstanding as at August 31, 2003 expire as follows:

Number of Shares	Price per Share	Expiry Date
50,312	$ 0.80	November 19, 2004
66,636	$ 0.60	March 2, 2006
16,250	$ 0.60	May 10, 2006
53,573	$ 0.40	January 18, 2007
96,750	$ 0.60	June 5, 2007

9. Stock Options (cont'd)

a) During the year ended May 31, 2003, the Company granted 133,750 incentive stock options to consultants of the Company and 25,500 incentive stock options to directors of the Company, for a total of 159,250 stock options.

The Company accounted for stock compensation expense of options granted to consultants using the following assumptions: risk-free interest rate of 4.67%, dividend yield of 0%, volatility of 113.99%, and expected lives of 5 years. The fair value of these options is estimated at $0.40 per option. The Company recorded $53,500 in stock-based compensation expense on these 133,750 stock options during the year ended May 31, 2003.

The Company did not recognize any compensation expense on the 25,500 options granted to directors. Pro-forma loss for the three months ended August 31, 2002 would be $10,200 greater, and loss per share would be unchanged had the Company recognized stock-based compensation expense on these directors' options.

b) The weighted average remaining contractual life of outstanding incentive stock options at August 31, 2003 is 2.88 years (May 31, 2003 – 3.14 years).

10. Income Taxes

The components of the future income tax assets are as follows:

	May 31, 2003
Future income tax assets:	
Non-capital loss carry-forwards	$ 1,371,192
Unused cumulative Canadian exploration and development expenses	474,264
	1,845,456
Less: Valuation allowance	(1,845,456)
	$ -

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2004 through 2010. The exploration and development expenses can be carried forward indefinitely.

11. Related Party Transactions

a) During the three months ended August 31, 2003, $15,000 (2002 - $15,000) was paid to a shareholder, director, and president of the Company as remuneration.

In addition, other directors received a total of $440 (2002 - $3,750) from the Company as remuneration.

b) As at August 31, 2003, there is a balance of $26,471 (May 31, 2003 - $25,992) due to a director included in accounts payable and accrued liabilities.

12. Subsequent Events

a) On October 1, 2003, the Company received TSX Venture Exchange acceptance for a non-brokered private placement of 662,000 units at a price of $0.13 per share, raising gross proceeds of $86,000.

Each unit consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until October 1, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share.

Unless permitted by securities legislation, the hold period for this private placement will expire on October 1, 2004.

b) The Company announced that it has granted incentive stock options exercisable for five years to purchase up to 209,000 shares of the Company for $0.15 per share to insiders, employees, and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its last Annual General Meeting held on November 15, 2002.

c) The Company announced that it has received TSX Venture Exchange acceptance for a price reduction in the exercise price of 283,521 incentive stock options currently held by insiders, employees, and consultants of the Company from prices varying between $0.40 and $0.80 per share to $0.15 per share.

13. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

HAWKEYE
GOLD & DIAMOND INC.

BC FORM 51-901F

SCHEDULE B: Supplementary Information
SCHEDULE C: Management Discussion and Analysis

ISSUER DETAILS

For the First Quarter Ended:	August 31, 2003
Date of the Report:	October 29, 2003
Name of Issuer:	HAWKEYE GOLD & DIAMOND INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	hko@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The two attached schedules **(Schedule "B" and Schedule "C")** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: *"Greg Neeld"*
Greg Neeld
Date Signed: October 29, 2003

Directors Name: *"Andrea Plourde"*
Andrea Plourde
Date Signed: October 29, 2003

HAWKEYE
GOLD & DIAMOND INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE FIRST QUARTER ENDED AUGUST 31, 2003

For those shareholders and investors only, who are downloading this BC Form 51-901F (Schedule B and C (the "Report")) from SEDAR (www.sedar.com), throughout this Report, reference is made to certain sections of the Issuer's unaudited – prepared by management – consolidated financial statements and notes to the consolidated financial statements (the "Financial Statements") for the three month period ending August 31, 2003, which are described as being attached hereto and, in fact, are not. To view the Financial Statements for reference purposes, please return to SEDAR and click on the "Interim financial statements – English" link.

		3 Months Ended Aug 31, 2003	3 Months Ended Aug 31, 2002
1.	**ANALYSIS OF EXPENSES AND DEFERRED COSTS**		
a)	General and administrative expenses:	$54,315	(1) $139,304
b)	Acquisition costs:	$NIL	$NIL
c)	Deferred exploration and development expenses:	$NIL	$NIL
d)	Write-down of abandoned properties:	$NIL	$NIL

(1) During the Issuer's three month period ended August 31, 2002, the Company recorded general and administrative expenses totalling $85,804 on its Consolidated Loss and Deficit Statement. However, during the year ended May 31, 2003, the Company made an adjustment of $53,500 on its books for stock-based compensation (refer to note 9 a) of our August 31, 2003 Notes to Consolidated Financial Statements (Unaudited – Prepared by Management) which are attached hereto, for further details)), thereby increasing the Company's general and administrative expenses from $85,804 to $139,304 for the three month period ended August 31, 2002.

Please refer to the financial statements attached hereto for details.

2. RELATED PARTY TRANSACTIONS

a) During the three months ended August 31, 2003, $15,000 (2002 - $15,000) was paid to a shareholder, director, and president of the Company as remuneration.

In addition, other directors received a total of $440 (2002 - $3,750) from the Company as remuneration.

b) As at August 31, 2003, there is a balance of $26,471 (May 31, 2003 – $25,992) due to a director included in accounts payable and accrued liabilities.

c) As at August 31, 2003, there is a balance of $Nil (May 31, 2003 – $49,500) in share subscriptions advanced to the Company by a shareholder, director, and president of the Company.

Pursuant to a special resolution passed on November 15, 2002, the Company's shareholders approved the consolidation of the Company's share capital on a one-new-for-four-old (1:4) basis, an increase in its post-consolidated authorized share capital from 25,000,000 common shares without par value to 100,000,000 common shares without par value, and a change of its name from HAWKEYE Gold International Inc. to HAWKEYE Gold & Diamond Inc. During the Company's fourth quarter and year ended May 31, 2003, the provisions of this special resolution took effect on May 29, 2003 by the TSX Venture Exchange approving the same and calling the Company for trading under its new name HAWKEYE Gold & Diamond Inc. and trading symbol HKO. Accordingly, all share capital, stock options, convertible securities and related share prices in Schedule "B" have been stated on a post-consolidation basis to give effect to the 1:4 share consolidation.

3. DURING THE QUARTER UNDER REVIEW

(a) Summary of securities issued during the quarter under review ended August 31, 2003:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
Common	03/06/20	Private Placement	$0.10	N/A	750,000	**$75,000**
Warrants	03/06/20	Private Placement	(1) $0.12	N/A	750,000	**$NIL**
Total					**1,500,000**	**$75,000**

(1) Each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.12 per share until December 20, 2003 and $0.20 per share until June 20, 2005.

(b) Summary of options granted during the quarter under review ended August 31, 2003:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	**NIL**
Total					**NIL**

4. AS AT THE END OF THE FIRST QUARTER ENDED AUGUST 31, 2003

(a) Authorised capital: 100,000,000 common shares.

(b) Issued and Outstanding: 4,243,802 common shares.

(c) Summary of options outstanding as at the end of the quarter ended August 31, 2003:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.80	50,312	$40,250
March 2, 2001	March 2, 2006	$0.60	66,636	$39,981
May 10, 2001	May 10, 2006	$0.60	16,250	$9,750
January 18, 2002	January 18, 2007	$0.40	53,573	$21,430
June 5, 2002	June 5, 2007	$0.60	96,750	$58,050
Total			**283,521**	**$169,461**

(d) Summary of warrants and other convertible securities outstanding at the end of the quarter ended August 31, 2003:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Feb 4, 2004	$0.60	284,091	$170,455
Private Placement Warrants	Jun 20, 2005	(1) $0.12	50,000	$6,000
Private Placement Warrants	Jun 20, 2005	(1) $0.12	100,000	$12,000
Private Placement Warrants	Jun 20, 2005	(1) $0.12	600,000	$72,000
Total			**1,034,091**	**$260,455**

(1) As discussed in section 3 (a) above, each whole share purchase warrant permits the holder to purchase one further common share in the capital the Company at the price of $0.12 per share until December 20, 2003 and $0.20 per share until June 20, 2005.

During the quarter under review, 319,231 share purchase warrants of the Company, with exercise prices varying between $0.68 and $0.84 per share, expired unexercised.

(e) Total number of shares in escrow: 23,438

5. **DIRECTORS AND OFFICERS**

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.).

HAWKEYE
GOLD & DIAMOND INC.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED AUGUST 31, 2003

TSX Venture Exchange Listed - HKO
12g3-2(b):82-2435
CUSIP NO : 42016R 10 4

This management discussion addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (formerly HAWKEYE GOLD INTERNATIONAL INC.) (the "Company" (the "Issuer") or ("HAWKEYE")) during its first quarter June 1, 2003 to August 31, 2003 (the "first quarter") and, when applicable, material changes that impacted the Company subsequent to its first quarter and to the date of this report, October 29, 2003 (the "post quarter review period").

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is a development stage company engaged in the exploration for and the development of natural resources in the provinces of Ontario, Northwest Territories and Nunavut, Canada. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, a base and precious metal property known as the CEO Claims situated in the McKenzie mining district of the Northwest Territories and one diamond prospect known as the YANKEE Property located on Victoria Island, Nunavut. The Company is currently focusing its exploration activities on its precious metal properties located in the Red Lake mining district of northwestern Ontario.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is a reporting issuer in both the provinces of British Columbia and Alberta and trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

As previously discussed in section 2 of Schedule B above, during the Issuer's fiscal year ended May 31, 2003, shareholders of the Company approved the following special resolutions at the Company's Annual General Meeting (AGM) that was held in Vancouver, B.C., Canada on November 15, 2002:

1) a special resolution to consolidate the Company's shares on the basis of up to four pre-consolidation shares for each post-consolidation share, and thereafter increase the authorized capital so that it is again 100,000,000 common shares;

2) a special resolution approving a change of name of the Company to "HAWKEYE Gold and Diamonds Corporation" or such other name as the directors may select; and

3) a special resolution authorizing the directors of the Company to abandon or postpone processing of the consolidation and name change if they determine that it is in the best interests of the Company to abandon or postpone the same.

During the Company's fourth quarter and year ended May 31, 2003, the board of directors of the Company decided to proceed with the share consolidation and name change. On May 28, 2003, the Company received TSX Venture Exchange approval to consolidate its shares on a one-new-for-4-old basis (1:4) and to change its name to HAWKEYE GOLD & DIAMOND INC. Effective at the opening of trading on May 29, 2003, the TSX Venture Exchange halted and de-listed the common shares of HAWKEYE GOLD INTERNATIONAL INC. and re-called the Company for trading under its new name HAWKEYE GOLD & DIAMOND INC. and changed its trading symbol from HGO to HKO and its Cusip number from 42016T 10 0 to 42016R 10 4.

The Company's capitalization was increased to 100,000,000 common shares with no par value of which 3,493,802 common shares were issued and outstanding as at the Issuer's year ended May 31, 2003.

Accordingly, except where indicated, all share capital, stock options, convertible securities and related share costs in this Schedule "C" have been stated on a post-consolidation basis to give effect to the 1:4 share consolidation.

(A) OPERATIONS

DEDEE RHODE & DIXIE BELL PROPERTIES

Red Lake Mining District

By an agreement dated April 23, 2003, HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's prolific Red Lake Mine.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks, which falls under a single vend-in agreement, is subject to payment of staking costs totaling $5,355, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 25,000 common shares over three years (12,500 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs. Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003 (the "Acceptance Date").

To date, HAWKEYE has paid for the staking costs by paying $5,355, made its first cash payment for $2,500 and issued the first traunch of 6,250 common shares to the vendor of the property. The Company will need to make additional payments of $5,000, issue 6,250 common shares not later than the first anniversary of the Effective Date and expend $12,000 for work programs on the property within one year next following the Acceptance Date to keep the claims in good standing. Further payments totaling $68,000 and the issuance of 12,500 common shares will have to be made over the following three years for the Company to earn its 100% interest.

During the Issuer's first quarter ended August 31, 2003, the Company incurred $Nil in deferred exploration expenses compared to $Nil during the same period of the prior year. In comparison, during the three month period ended May 31, 2003, the Company incurred $5,356 in exploration expenditures for staking costs and $4,000 for acquisition costs for the Dedee Rhode and Dixie Bell claims. In comparison, the Company incurred $nil in exploration expenditures and $nil for acquisition costs during the same period ending May 31, 2002.

The Company intends to commence a work program over the Dedee Rhode and Dixie Bell claims in early 2004. The first phase of the work program should consist of rock sampling, a geochemistry and ground geophysical survey and possibly an airborne geophysical survey. Upon the Company receiving a positive recommendation from our geologists, the Issuer should be in a position to commence a second phase drill program within sixty days after completion of the first phase program to test priority targets. The Company plans to finance the work programs through private placements and or a brokered financing.

BAIRD-MADSEN PROPERTY and SWAIN LAKE Claims
Red Lake Mining District

By an agreement dated April 9, 2003 between the Company and CanAlaska Ventures Ltd. ("CanAlaska"), HAWKEYE acquired an option purchase up to a 50% interest in two properties known as the Baird-Madsen Claims and the Swain Lake Claims located in the Red Lake and Birch Uchi greenstone belts of northwest Ontario in consideration of cash payments totaling $180,000 over four years, issuing 150,000 common shares over the same four-year period, and incurring exploration expenses totaling $725,000 before the third anniversary. One-half of the consideration is applicable to each of the two properties. Both properties are subject to a 1.5% net smelter return. Regulatory approval for the Baird-Madsen and Swain Lake Property acquisition was obtained from the TSX on April 22, 2003.

During the Issuer's fourth quarter ended May 31, 2003, the Company issued the first 12,500 common shares toward the exercise of its option on each of the properties, for a total of 25,000 common shares.

During the Issuer's fourth quarter, the Company incurred $Nil in exploration expenditures and $6,000 for acquisition costs on the Baird-Madsen and Swain Lake Claims. In comparison, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs during the same period ending May 31, 2002.

During the three month period ended August 31, 2003, the Company was required to advance $37,500 to CanAlaska for each of the Baird-Madsen Claims and Swain Lake Claims, in respect of Year 1 expenditures, by July 15, 2003. The Company did not fulfill this requirement and, as a result, the option agreement was terminated. Accordingly, all costs incurred by the Company with respect to the Baird-Madsen Claims and Swain Lake Claims were written-off during the Issuer's fourth quarter and year ended May 31, 2003.

The Company was also required to advance $5,000 and issue 12,500 common shares of the Company to CanAlaska for each of the Baird-Madsen Claims and Swain Lake Claims by July 15, 2003 in connection with earning its 50% interest in these properties. Subsequent to period-end, the Company issued the required number of shares to CanAlaska, and intends to enter into negotiations in order to settle the outstanding $10,000.

YANKEE PROPERTY

"Homerun Project" - Victoria Island Diamond Play

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^1/_3$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 37,500 shares (150,000 pre-consolidation), all issued by July 26, 2001, 25,000 shares (100,000 pre-consolidation) of which were issued during the year ended May 31, 2002, and incurring exploration expenses totaling $200,000 on or before August 1, 2001. Also, as part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 37,500 (150,000 pre-consolidation) shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 63,824 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company owned a 33 $^1/_3$ interest in the YANKEE Claims and had an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^1/_3$% to 50% and to become the operator in respect of future work programs.

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North, a company owned by Major General. Accordingly, at May 31, 2002, the YANKEE Claims were owned as to 33 $^1/_3$% by the Company and as to 66 $^2/_3$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

During the year ended May 31, 2002, deferred exploration expenditures of $44,105 were incurred in connection with ground geophysical surveys performed over the property and acquisition costs of $25,000 were spent on the YANKEE Claims. Also, a refundable performance bond in the amount of $44,039 was paid to the Nunavut Mining Recorder's Office ("NMRO") in respect of claim assessment filing fees in order to keep the YANKEE Property (26 claims totaling 63,824 acres) in good standing until December 1, 2002. The Company was entitled to receive a refund from the NMRO by expending the equivalent of $2.00 per acre (less any existing credits) for work programs performed on the protected Claims in 2002. As the required expenditures were not performed on the YANKEE Claims after December 1, 2002, the performance bond was forfeited to the NMRO and the Company wrote off the balance of the performance bond outstanding at May 31, 2003.

On the anniversary date of the Claims, December 1, 2002, the bottom 2/3 of the YANKEE Property became unprotected due to insufficient work expenditures being incurred over all 26 claims of the property as

discussed above. To protect these Claims for another year, the Company and Diamonds North had to post an additional bond and pay filing fees totaling approximately $39,000. During 2003, the Company and Diamonds North both decided not to post bond with the NMRO to protect the bottom 2/3 of the YANKEE Property. A total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising of 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the Company's year ended May 31, 2003, the remaining 13 claims anniversary dates have been extended to varying dates ranging from December 1, 2003 to December 1, 2009. The new anniversary dates and reduction in the acreage size of the YANKEE Property is subject to NMRO approval of the most recent work filing with the NMRO for property assessment purposes.

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt and all other outstanding issues relating to the Yankee Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, amongst other issues, Diamonds North agreed to release the Company of and from all indebtedness it may have had to DDN relating to the YANKEE Property and both companies agreed to release each other from all obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

During the Issuer's first quarter ended August 31, 2003, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs compared to $Nil for exploration and acquisition costs during the same period for the prior year. During the Issuer's fourth quarter ended May 31, 2003, the Company incurred gross exploration expenditures of $Nil and acquisition costs of $Nil. In comparison, during the same period for the prior year, the Company incurred $Nil in exploration costs and $25,000 for acquisitions costs in connection with a property payment of 25,000 common shares in the capital of the Company to Diamonds North for the YANKEE Property. In comparison, during the Issuer's third quarter ended February 28, 2003, the Company incurred gross exploration expenditures of $471,444 relating to ground geophysical surveys and a 615 metre drill program performed over the YANKEE Property during June and July of 2002 and $Nil was incurred for acquisition costs compared to $Nil for exploration expenditures and acquisition costs during the same period of the prior year.

During the Issuer's year ended May 31, 2003, the Company incurred gross exploration expenditures of $471,444 (discussed above) and $Nil was incurred for acquisition costs. In comparison, $44,105 in deferred exploration expenditures for ground geophysical surveys performed over the Claims during August 2001 and acquisition costs of $25,000 (discussed above) were spent on the YANKEE Claims during the previous year ended May 31, 2002.

Exploration Program

To date, the Company has performed one ground geophysical survey over the YANKEE Property during August of 2001 and five lake-based ground geophysical surveys and a 615 metre drill program to test these targets during June and July of 2002.

Exploration Results

Drilling results were disappointing. HAWKEYE drilled a total of four holes to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies, all of which are located within the northern one-third of the YANKEE claim block. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was

terminated approximately 50 metres short of its intended target which is a magnetic low anomaly. None of the holes encountered kimberlite or diamonds.

Future

The Company and Diamonds North do not intend to complete any work programs over the YANKEE Property during 2003. A decision in early to mid 2004 will be made by the Company and Diamonds North as to the type of work program, if any, that may be performed over the YANKEE Claims during 2004. As discussed above, if a work program is performed over the property in 2004, HAWKEYE will have to contribute to 10% of the program cost after June 1, 2004 or face dilution.

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims which are being explored for gold straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada.

By an Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX Venture Exchange approval of an engineering report recommending a further phase of exploration on the claims. HAWKEYE must issue an additional 12,500 shares upon TSX Venture Exchange acceptance of a future geological report recommending a further phase of exploration on the claims to earn its 100% interest.

During the first quarter ended August 31, 2003, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs on the CEO Claims compared $Nil in exploration expenditures and $Nil for acquisition costs during the same period of 2002. In comparison, during the fourth quarter and year ended May 31, 2003, the Company incurred $Nil in exploration expenditures and $Nil for acquisition costs on the CEO Claims compared to $Nil in exploration expenditures and $Nil for acquisition costs during the same period for 2002. As at August 31, 2003 and August 31, 2002 deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

The Company does not intend to complete any work programs over the CEO Claims during 2003. A decision in 2004 will be made by the Company, whether to proceed or not to proceed with the 1,300 metre drill program recommended by Apex GeoScience. As discussed above, our priority and focus is currently on our Dedee Rhode and Dixie Bell properties. This fact, among others, and the Company's ability to raise sufficient funds to finance the drill program will have an impact on our decision whether to proceed or not to proceed with a work program on the CEO claims in 2004.

(B) FINANCIAL INFORMATION

During the quarter under review the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales. For the three-month period from June 1, 2003 to August 31, 2003 the Company posted an operating and total loss of $54,315 (2002 - $139,304) or an operating and total loss of $0.01 per share (2002 - $0.04). As discussed in Schedule B above, during the Issuer's three-month period ended August 31, 2002, the Company recorded general and administrative expenses totalling $85,804 on its Consolidated Loss and Deficit Statement. However, during the year ended May 31, 2003, the Company made an adjustment of $53,500 on its books for stock-based

compensation, thereby increasing the Company's general and administrative expenses from $85,804 to $139,304 and its loss per share from $0.02 to $0.04 per share for the three-month period ended August 31, 2002. In comparison, for the three-month period from March 1, 2003 to May 31, 2003 the Company posted an operating loss of $53,806 (2002 - $78,515) and a total loss of $101,035, or $0.03 per share (2002 - $78,515, or $0.03 per share). The Company's total loss during the three month period ended May 31, 2003 exceeded its operating loss by $47,229 due to the write-down of the Baird Madsen and Swain Lake mineral claims ($6,000) and the write-off of claim assessment filing fees relating to the YANKEE Property ($41,229) as discussed in section 2 (A) OPERATIONS, YANKEE PROPERTY, above. As previously stated, the Company incurred operating losses totaling $54,315 during its first quarter of 2003 (2002 – $139,304) increasing its deficit from $5,323,366 at the beginning of the period (2002 - $4,962,259) to $5,377,681 at the end of the first quarter of fiscal 2003 (2002 - $5,101,563).

As at August 31, 2003, share subscriptions advanced to the Company by a shareholder, director, and president of the Company were reduced to $Nil from a balance of $49,500 as at May 31, 2003 (May 31, 2002 - $Nil).

During the Issuer's year ended May 31, 2003, the Company recognized $53,500 in stock-based compensation expense (discussed above) in respect of options granted to consultants of the Company. The Company did not recognize any stock-based compensation expense on options granted to directors. Pro-forma loss for the three month period ended August 31, 2002 would be $10,200 greater, and loss per share would be unchanged had the Company recognized stock-based compensation expense on these directors' options. During the quarter under review, the Company did not grant any incentive stock options. For further information regarding this stock-based compensation issue, please refer to note 9 (a) of our August 31, 2003 Notes to Consolidated Financial Statements (Unaudited – Prepared by Management) which are attached hereto.

During the quarter under review, 319,231 share purchase warrants of the Company, with exercise prices varying between $0.68 and $0.84 per share, expired unexercised.

(C) EXPENDITURES

During the Company's first quarter, general and administrative (G/A) expenditures totalled $54,315 in comparison to expenditures totaling $139,304 for the same period in 2002. The material change between these two figures has been discussed in section 2 (B), above. These figures compare to $53,806 in administration expenses incurred during the fourth quarter of fiscal 2003 and $78,515 in the fourth quarter of the prior fiscal year. Year to date general and administrative expenses ended August 31, 2003 totalled $54,315 compared to $139,304 for the same period in 2002. Material expenditures (greater than 20% of total expenses) incurred during the quarter under review totalled $35,038 representing $23,220 for salaries and benefits paid and $11,818 for bank charges and interest paid. $10,000 of the bank charges and interest paid relate to the accrual of monies owed to CanAlaska with respect to the termination of the Baird-Madsen and Swain Lake property agreement, as discussed in section 2 (A) OPERATIONS, BAIRD-MADSEN PROPERTY and SWAIN LAKE Claims, above. Please refer to the Expenses category in the "Consolidated Statement of Loss and Deficit" section of the financial statements attached hereto for a detailed breakdown of all expenses.

(D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

The Company did not acquire an interest in any additional resource properties during its first quarter ended August 31, 2003 or during the same period for the previous year. In comparison, during the previous three month period ended May 31, 2003, the Company incurred acquisition costs totaling

$10,000 compared to $25,000 during the same period of fiscal 2002. The acquisition costs incurred during the Company's fourth quarter ended May 31, 2003 were related to the acquisition of the Dedee Rhode and Dixie Bell Claims ($2,000 each) and the Baird-Madsen and Swain Lake Claims ($3,000 each), for a total of $10,000. The $25,000 in acquisition costs incurred during the same period of the previous year was related to the issuance of 100,000 common shares in the capital of the Company at a deemed price of $0.25 to Diamonds North for the YANKEE Property.

The Company did not abandon any of its existing resource properties during its first quarter ended August 31, 2003 or during the same period for the previous year. During the Issuer's fourth quarter ended May 31, 2003, the Company wrote off a total of $6,000 in comparison to $Nil during the same period of fiscal 2002. During the previous three month period ended February 28, 2003 and during the same period in the previous year the Company wrote off $Nil.

The write-off of $6,000 during the Company's fourth quarter and year ended May 31, 2003 was related to the abandonment of the Baird-Madsen and Swain Lake Claims as discussed in section 2 (A), above.

(E) DEFERRED EXPLORATION EXPENDITURES

During the three month period ended August 31, 2003, the Company incurred a total of $Nil in deferred exploration and development expenditures compared to $Nil for the same period of the previous year. In comparison, during the Issuer's fourth quarter ended May 31, 2003, the Company incurred deferred exploration and development expenditures totaling $5,356 for staking costs relating to the acquisition of the Dedee Rhode and Dixie Bell Claims compared to $Nil in deferred exploration and developments costs for the same three month period of the previous year. Deferred property expenditures incurred by the Company during the third quarter of fiscal 2003 totalled $471,444, compared to $Nil during the same period of the prior fiscal year. Deferred exploration and development expenditures incurred by the Company totaled $Nil during the first and second quarters of fiscal 2003. In comparison, $Nil in exploration and development expenditures were incurred during the second quarter of fiscal 2002 and $44,105 during the first quarter of fiscal 2002.

The $471,444 in deferred resource property expenditures incurred during the Company's third quarter ended February 28, 2003 were related to ground geophysical surveys and a 615 metre drill program performed on the YANKEE Property. Material expenditures (greater than 20% of expenditures) incurred on the property during this period consisted of $172,465 for air transport and $118,582 for contractors.

The $44,105 in deferred resource property expenditures incurred during the Company's first quarter of fiscal 2000 was related to ground geophysical surveys performed over the YANKEE Property. Material expenditures incurred on the property during the year ended May 31, 2002 consisted of $16,025 for air transport and $8,426 for contractor fees.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 2 – in the management prepared consolidated financial statements attached hereto for a detailed breakdown for all expenditures incurred on the Company's properties.

(F) TRANSACTIONS WITH RELATED PARTIES

During the three months ended August 31, 2003, $15,000 (2002 - $15,000) was paid to a shareholder, director, and president of the Company as remuneration. In addition, other directors received a total of $440 (2002 - $3,750) from the Company as remuneration.

As at August 31, 2003, there is a balance of $26,471 (May 31, 2003 – $25,992) due to a director included in accounts payable and accrued liabilities.

As at August 31, 2003, there is a balance of $Nil (May 31, 2003 – $49,500) in share subscriptions advanced to the Company by a shareholder, director, and president of the Company.

(G) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means. During the three month period ended August 31, 2003, investor relation activities undertaken by the Issuer consisted of revisions to its web site and communication with the investment community through personal and electronic means.

(H) TRANSACTIONS REQUIRING REGULATORY APPROVAL

There were no outstanding transactions requiring regulatory approval at the end of the Company's first quarter, August 31, 2003.

(I) MANAGEMENT CHANGES

There were no management changes during the Issuer's first quarter under review ended August 31, 2003.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Dr. K. Vincent Campbell, Ph.D., P.Geo, F.G.A.C., Dr. K. Vincent Campbell is V.P. Exploration for the Company and is a professional geologist with over 30 years experience in North America and overseas specializing in structural and metamorphic geology, remote sensing and exploration targeting. Dr. Campbell has had extensive experience with various types of deposits and their exploration such as: placer gold, clastic-hosted gold, turbidite-hosted vein and shear zone gold deposits, porphyry copper, skarn deposits, and epithermal gold and silver deposits. In his career Dr. Campbell has worked for and or consulted for the Geological Survey of Canada, Chevron Minerals Ltd., Diamond Fields Resources Ltd., Inco Gold Co., Noranda Exploration Co. Ltd., and Placer Dome.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries Ltd.** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico,

Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the university of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Advisor to the Board, - Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

3. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Issuer's fourth quarter and year ended May 31, 2003, the Company announced that it had arranged for a private placement of 1,000,000 Units at a price of $0.10 per share, for gross proceeds of $100,000 (Cdn). The private placement closed during the Issuer's first quarter under review ended August 31, 2003, on June 20, 2003, by the Company issuing 750,000 Units, at a price of $0.10 per share, for gross proceeds of $75,000 (Cdn).

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.12 per share until December 20, 2003 and $0.20 until June 20, 2005.

Proceeds from this private placement were used for general working capital purposes.

4. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to the end of its quarter under review, August 31, 2003, and to the date of this report, October 29, 2003 (the "post quarter review period"):

(A) OPERATIONS

During the post year-end review period the Company did not incur any acquisition costs or deferred resource property expenditures on its properties.

(B) FINANCIAL INFORMATION

During the post quarter review period, on October 16, 2003, the Company received TSX Venture Exchange acceptance for a price reduction in the exercise price for 283,521 incentive stock options currently held by insiders, employees and consultants of the Company from varying prices between $0.40 and $0.80 per share to $0.15 per share. The Company received disinterested shareholder approval for the amendment to the exercise price of outstanding options held by insiders at its last Annual General Meeting held on November 15, 2002.

On October 2, 2003, the Company granted incentive stock options exercisable for five years to purchase up to 209,000 shares of the Company for $0.15 each to insiders, employees and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its last Annual General Meeting held on November 15, 2002.

(C) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

The Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the post quarter review period.

(D) TRANSACTIONS REQUIRING REGULATORY APPROVAL

There were no outstanding transactions requiring regulatory approval at the end of the post quarter review period.

(E) MANAGEMENT CHANGES

The Issuer did not under go any management changes during its post quarter review period.

(F) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the post quarter review period, the Company announced that it had arranged for a non-brokered private placement for 576,923 Units at a price of $0.13 per share, raising gross proceeds of $75,000. The private placement closed on October 1, 2003 by the Company issuing 662,000 Units at a price of $0.13 per share, for gross proceeds of $86,000 (Cdn).

Each unit consists of one common share in the capital of the Company and one common share purchase warrant, exercisable until October 1, 2005, which will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share.

Proceeds from this private placement will be used for general working capital purposes.

(G) CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, October 29, 2003, in comparison to the end of the quarter under review at August 31, 2003:

Issued and Outstanding	October 29, 2003	August 31, 2003
Common Shares	4,930,802 (1)	4,243,802
Share Purchase Warrants	1,696,091 (2)	1,034,091
Director/Employee/Consultant Options	283,521	283,521
Fully Diluted	**6,910,414**	**5,561,414**

(1) As discussed in section 4 (F) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES above, during the post quarter review period a total of 662,000 common shares in the capital of the Company were issued pursuant to a private placement. In addition, 25,000 common shares were issued in connection with a property payment to CanAlaska Ventures.

(2) As discussed in section 4 (F) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES above, during the post quarter review period 662,000 share purchase warrants were issued in connection with the abovementioned private placement.

5. LIQUIDITY AND SOLVENCY

In the following two paragraphs, which are a discussion regarding HAWKEYE's stock prices and volumes, any reference to stock prices and volumes prior to May 31, 2003 have been stated on a pre-consolidation basis and stock prices and volumes subsequent to May 31, 2003 to the date of this report are stated on a post-consolidation basis.

During the three month period ended August 31, 2003 approximately 492,829 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange (TSX) under the Issuer's trading symbol HKO. In comparison, a total of 2,066,039 shares were traded during the same period for the previous year. During the quarter ended August 31, 2003 your shares traded as high as $0.18 and as low as $0.12 in comparison to a high of $0.15 and a low of $0.01 during the same period in 2002. The Issuer's shares closed at a price of $0.17 on last day of trading during its first quarter ended August 31, 2003, compared to $0.03 on August 31, 2002.

Subsequent to the end of the quarter under review August 31, 2003 and to the date of this report, October 29, 2003, 447,471 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange in comparison to 3,182,789 shares during the same period of the previous year. During this period of 2003 the Issuer's shares traded as high as $0.20 and as low as $0.14 compared to a high of $0.15 and a low of $0.01 during the same period in 2002. The Issuer's shares closed at a price of $0.20 on the date of this report, October 29, 2003, compared to $0.03 on October 23, 2002.

As previously discussed, due to the disappointing results of the 2002 YANKEE Property drill program, the Company was forced to consolidate its shares during its fourth quarter and year ended May 31, 2003 on a one-new-for-four-old basis (1:4), change its name to HAWKEYE Gold & Diamond Inc. and has redirected its focus and energies towards the exploration and development of its recently acquired Red Lake properties, situated in the prolific Red Lake gold camp in northwest Ontario, Canada. The

Company's plan is to now; a) increase its land holdings in Red Lake through strategic alliances and joint ventures; b) evaluate and acquire additional diamond and gold prospects within North America; c) evaluate the potential of the YANKEE Property for continued work programs in 2004; and d) arrange for a financing to fund work programs for properties the Company may acquire in the future and for work programs on its Red Lake properties.

As discussed above, the Company has experienced a loss of $54,315 for the first quarter ended August 31, 2003 (2002 - $139,304), and, as at August 31, 2003, has a deficit of $5,377,681 (May 31, 2003 - $5,323,366) and a working capital deficiency of $232,318 in comparison to a working capital deficiency of $203,503 as at May 31, 2003. The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

We would like to take this opportunity to thank our valued shareholders and to let you know that we appreciated your loyalty and patience since our last communication and would like to point out that the Company has aggressively moved forward with regards to restructuring its affairs, changing its focus towards gold, acquiring new properties and placing the Company on solid footing for future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free:	1-800-665-3624 (North America)
Vancouver	(604) 878-1339
Facsimile:	(604) 688-3402
E-mail:	hko@hawkeyegold.com
Web Site:	www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.

Greg Neeld
President & C.E.O.

DATED: October 29, 2003

HAWKEYE
GOLD & DIAMOND INC.

"HAWKEYE is committed to building shareholder value through prudent and strategic worldwide investments in low-cost, high potential mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

TSX VENTURE EXCHANGE – HKO

HAWKEYE
GOLD & DIAMOND INC.

03 NOV 13 AM 7:21

October 16, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 122

INCENTIVE STOCK OPTIONS EXERCISE PRICE AMENDED

The Company announces that it has received TSX Venture Exchange acceptance for a price reduction in the exercise price for 283,520 incentive stock options currently held by insiders, employees and consultants of the Company from varying prices between $0.40 and $0.80 per share to $0.15 per share. A total of 56,561 of these stock options expire November 19, 2004, 60,386 March 2, 2006, 16,250 May 10, 2006, 4,000 January 5, 2007, 53,573 January 18, 2007 and 92,750 expire June 5, 2007.

The Company received disinterested shareholder approval for the amendment to the exercise price of these outstanding options held by insiders at its last Annual General Meeting held on November 15, 2002.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

HAWKEYE
GOLD CORPORATION

03 NOV 13 AM 7:21

October 2, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 121

INCENTIVE STOCK OPTIONS GRANTED

The Company announces that it has granted incentive stock options exercisable for five years to purchase up to 209,000 shares of the Company for $0.15 each to insiders, employees and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its last Annual General Meeting held on November 15, 2002.

The granting of these options is subject to acceptance of required filings by the TSX Venture Exchange.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

October 1, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 120

$86,000 PRIVATE PLACEMENT CLOSES

The Company is pleased to announce that it has received TSX Venture Exchange acceptance for a non-brokered private placement that was previously announced September 4, 2003. The Company had initially arranged for a private placement of 576,923 Units at a price of $0.13 per share, for gross proceeds of $75,000 (Cdn). The private placement closed by the Company issuing 662,000 Units at a price of $0.13 per share, for gross proceeds of $86,000 (Cdn).

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.18 per share until October 1, 2005.

Unless permitted under securities legislation, the hold period for this private placement will expire at 12:00 a.m. (midnight) on October 1, 2004.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

03 NOV 13 AM 7:21

September 12, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 119

RESETTING OF OPTIONS EXERCISE PRICE

The Company proposes to reduce the exercise price of 283,520 share purchase options currently held by insiders, employees and consultants of the Company from varying prices between $0.40 and $0.80 per share to $0.15 per share. The Company received disinterested shareholder approval for the amendment to the exercise price of outstanding options held by insiders at its last Annual General Meeting held on November 15, 2002.

The amendment to the exercise price of outstanding options is subject to acceptance for filing by the TSX Venture Exchange

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

03 NOV 13 AM 7:21

September 4, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 118

NON-BROKERED PRIVATE PLACEMENT

The Company has arranged for a non-brokered private placement of 576,923 Units at the price of $0.13 per share, for gross proceeds of $75,000 (Cdn.).

Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 per share for two years.

The private placement is subject to regulatory approval.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

June 24, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 117

NON-BROKERED PRIVATE PLACEMENT CLOSES

The Company is pleased to announce that it has received TSX Venture Exchange acceptance for a non-brokered private placement that was previously announced May 21, 2003. The Company had initially arranged for a private placement of 1,000,000 Units at a price of $0.10 per share, for gross proceeds of $100,000 (Cdn). The private placement closed by the Company issuing 750,000 Units at a price of $0.10 per share, for gross proceeds of $75,000 (Cdn).

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.12 per share until December 20, 2003 and $0.20 until June 20, 2005.

Unless permitted under securities legislation, the hold period for this private placement will expire at 12:00 a.m. (midnight) on June 20, 2004.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

03 NOV 13 AM 7:21

June 20, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 116

MR. HUSTON RESIGNS

The Company announces that it has reached a mutual agreement with Mr. Derek Huston whereby Mr. Huston has agreed to resign his post in Corporate Finance. The Company wishes Mr. Huston all the best in his future business endeavors and thanks him for his support during his term.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

June 20, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 117

NON-BROKERED PRIVATE PLACEMENT CLOSES

The Company is pleased to announce that it has received TSX Venture Exchange acceptance for a non-brokered private placement that was previously announced May 21, 2003. The Company had initially arranged for a private placement of 1,000,000 Units at a price of $0.10 per share, for gross proceeds of $100,000 (Cdn). The private placement closed by Company issuing 750,000 Units at a price of $0.10 per share, for gross proceeds of $75,000 (Cdn).

Each Unit consists of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital the Company at the price of $0.12 per share for six months and $0.20 for the next eighteen months.

Unless permitted under securities legislation, the hold period for this private placement will expire at 12:00 a.m. (midnight) on June 20, 2004.
The priva,

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

03 NOV 13 AM 7:21

May 29, 2003

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 115

SHARE CONSOLIDATION AND NAME CHANGE APPROVED

The Company has received TSX Venture Exchange (TSX) approval for a consolidation of its shares on a one-new-for-4-old basis (4:1) and to change its name to HAWKEYE GOLD & DIAMOND INC.

Effective at the opening on May 29, 2003, the TSX halted and de-listed the common shares of HAWKEYE GOLD INTERNATIONAL INC. and re-called the Company for trading under its new name **HAWKEYE GOLD & DIAMOND INC.** and changed its trading symbol from HGO to **HKO** and its Cusip number from 42016T 10 0 to **42016R 10 4**.

The Company's capitalization has been increased to 100,000,000 common shares with no par value of which 3,493,802 common shares are issued and outstanding.

HAWKEYE GOLD & DIAMOND INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

May 21, 2003

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 114

NON-BROKERED PRIVATE PLACEMENT

The Company has arranged for a post-consolidated non-brokered private placement of 1,000,000 Units at the price of $0.10 per share, for gross proceeds of $100,000 (Cdn.).

Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.12 per share for six months and $0.20 for the next eighteen months.

The private placement is subject to regulatory approval.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624	**Email:**	haw@hawkeyegold.com
Vancouver:	1-604-878-1339	**Web Site:**	www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

May 15, 2003

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 113

SHARE CONSOLIDATION AND NAME CHANGE

Subsequent to shareholder approval received at the Company's November 15, 2002 Annual General Meeting, the Company has decided to proceed with a consolidation of the Company's shares on a four pre-consolidated for one post-consolidated basis (4:1) and to increase its post-consolidation authorized capital to 100,000,000 common shares and change the Company's name to HAWKEYE Gold & Diamond Inc.

The share consolidation and name change is subject to regulatory approval.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624	**Email:**	haw@hawkeyegold.com
Vancouver:	1-604-878-1339	**Web Site:**	www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.